aMcB

[The Anne McBride Company]
630 3rd Ave, 5th floor
New York, NY 10017
(T) 212.983.1702
(F) 212.983.1736
www.annemcbride.com

02 FEB 26 AM 8: 12

02015409

SUPPL

January 2, 2002

Office of International Corporate Finance, Mail Stop 3-2
Division of Corporation Finance
U.S. Securities & Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Madam/Sir,

Attached you will find the latest press release that was issued by Lenzing Aktiengesellschaft. I am submitting this document to your attention in order to keep Lenzing's Level I ADR program current and in order.

Please feel free to contact me if you have any questions or comments. Thank you.

Sincerely,

Can Önen
Senior Account Executive
Anne McBride Company
630 Third Avenue, Fifth Floor
New York, NY 10017
Tel: (+1-212)-983-1702 x212
Fax: (+1-212)-983-1736
E-mail: conen@annemcbride.com

PROCESSED
MAR 05 2002
THOMSON
FINANCIAL

Company: Lenzing AG
File no: 82-3207
Material submitted pursuant to Rule 12g3-2(b)

dw 2/26

PRESS RELEASE

LENZING

Lenzing Aktiengesellschaft
Corporate Communications
A-4860 Lenzing, Austria
www.lenzing.com

Phone:++43/ 76 72 / 701-2713
Fax: ++43/ 76 72 / 96 301
e-Mail a.guldt @lenzing.com

Lenzing AG reacts to difficult market environment and sells majority of its US subsidiary Lenzing Fibers Corporation

Date: January 2nd, 2002

Lenzing AG has sold the majority stake in Lenzing Fibers Corporation (LFC), its 100%-subsidiary in the USA. The deal was signed on 31 December 2001 with a group of international financial investors and parts of the LFC management. It was agreed not to disclose the purchase price, which also involved financial measures. Since Lenzing wants to maintain its future access to the US nonwovens market, which continues to be attractive, 39% of the LFC shares will remain with Lenzing AG. Under terms of the agreement, Lenzing AG will maintain close ties to its subsidiary with continued R & D, technical, and management support as well as its international marketing partnership.

In the past, LFC had to fight hard against the difficult market environment in the USA, which was further aggravated by the events of 11 September and the current US recession. In addition, sales did not improve, as had been expected, after Acordis, the only competitor in the United States, closed its manufacturing operation in Mobile, Alabama. The Board of Management decided to take this step because the further market development in the United States cannot be anticipated with a sufficient degree of certainty.

Says Jochen Werz, Spokesman of the Board of Management: "This is a good deal for all parties involved. The new owners will benefit from our sound know-how, and Lenzing AG's future presence in the USA is also preserved. As a result, we continue to offer our customers access to a reliable local manufacturer of viscose staple fiber in the USA."

Lenzing Fibers Corporation (LFC) with headquarters in Charlotte, North Carolina and a manufacturing operation in Lowland, Tennessee and a staff of about 400 people, is the only North American manufacturer of viscose staple fiber for nonwovens products. In 2001, total sales amounted to 75 million US-dollars.

For further information please contact:
Lenzing AG
Jochen Werz, Spokesman of the Board of Management
Tel: ++43/7672/701-2300
For news about the Lenzing Group please visit the homepage at www.lenzing.com
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